Exhibit I

[ALLIEDSIGNAL LOGO]                     AlliedSignal Inc.
                                        P.O. Box 3000
                                        Morristown, NJ 07962-2496



LARRY BOSSIDY
Chairman and
Chief Executive Officer


                                    September 22, 1998






Board of Directors
AMP Incorporated
Harrisburg, PA 17105

Ladies and Gentlemen:

As I am sure you are aware, AMP management is circulating proposed legislation that would have the effect of preventing AlliedSignal from conducting its current consent solicitation. A memorandum circulated with the proposal contends that the legislation is necessary because the consent procedure "avoids the holding of a shareholders' meeting, in connection with which there could be a full and free exchange of opinions" about
AlliedSignal's offer, and does not afford "a fair voting process that involves taking only one vote on a fixed date."

AlliedSignal does not believe that those concerns are well founded. The SEC proxy rules, which govern the solicitation process, will ensure that the shareholders are fully and accurately informed and have the opportunity to consider all views. Indeed, the exchange of information will occur during a period of over two months - almost twice the period that is customary for AMP's annual election of directors.

If AMP management truly has concerns about the consent procedure, and is not just trying to delay a shareholder vote for as long as possible, the solution is simple: call a special meeting of shareholders. AlliedSignal chose to institute a consent solicitation only because AMP's shareholders do not have a right to convene a meeting; only the Chief Executive Officer and the Board have that power.

In fact, AlliedSignal would welcome the opportunity to present our two proposals at a special meeting. If this meeting were held in late October or early November and the record date were set for October 15, AlliedSignal would withdraw its consent solicitation.

Also, I want to be certain that you are aware that AMP management's position violates the commitment that you, the AMP Board of Directors, made to AMP shareholders in 1989 when you asked them to approve reincorporation in Pennsylvania. The Proxy Statement in support of the merger into AMP-PA assured the shareholders that the "rights of the Corporation's shareholders" would be governed by the Articles of Incorporation included in the Proxy Statement. In the course of discussing the Articles of Incorporation, the Proxy Statement goes on to say:

      "a new Article bas been added that permits action to be taken [by the shareholders] by less-than-unanimous consent in lieu of convening a meeting of shareholders."

Since this right was promised to shareholders as part of the inducement to the shareholders to approve the move to Pennsylvania in order to take advantage of Pennsylvania's then newly-adopted anti-takeover provisions, it is disingenuous for AMP management to describe the consent process as "an unintended loophole."

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In light of this history, AlliedSignal, as a shareholder of AMP, requests that AMP cease its efforts to promote legislation that would interfere with this valuable right now vested in its shareholders. AMP management should not add to the number of commitments that it has failed to meet.

                                    Sincerely,

                                    /s/ Larry Bossidy

                                    Larry Bossidy